AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 2002.	REGISTRATION NO. 333-85480

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

AMENDMENT NO. 2

TO
FORM S-3
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

______________________
INDUSTRIAL DISTRIBUTION GROUP, INC.
(Exact Name of Issuer as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	58-229339 (I.R.S. Employer Identification Number)

950 E. Paces Ferry Road, Suite 1575
Atlanta, Georgia 30326
(404) 949-2100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andrew B. Shearer
President and Chief Executive Officer
950 E. Paces Ferry Road, Suite 1575
Atlanta, Georgia 30326
(404) 949-2100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
W. Randy Eaddy, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, N.E., Suite 2800
Atlanta, Georgia 30309-4530
(404) 815-6500

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐   _______________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

Industrial Distribution Group, Inc.

_____________________________________________

82,133 SHARES
COMMON STOCK

______________________________________________

     This Prospectus covers 82,133 shares of our common stock, $.01 par value, that may be offered for resale from time to time by certain of our shareholders who are identified later in this Prospectus. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

     The Company’s Common Stock is traded under the symbol “IDG” on the New York Stock Exchange. On August 7, 2002, the last sale price of the common stock as reported by the NYSE was $2.80 per share.

     You should consider carefully the risk factors beginning on page 3 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 8, 2002.

FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
MATERIAL CHANGES — ADOPTION OF NEW ACCOUNTING PRINCIPLE
THE OFFERING
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE AND AVAILABLE DOCUMENTS
WHERE YOU CAN FIND MORE INFORMATION
LIMITATIONS ON AUTHORITY AND USE
SIGNATURES
CONSENT OF ERNST & YOUNG LLP

FORWARD-LOOKING STATEMENTS

     From time to time, information we provide or statements of our directors, officers, or employees may be “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Those statements involve numerous risks and uncertainties. Typically, this information or these statements contain the words “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “continue,” “believes,” “anticipates,” “intends,” “expects,” or the negative of such words or similar words. Any information or statements made or incorporated by reference in this Prospectus that are not statements of historical fact are forward-looking statements. Forward-looking statements include our expectations with respect to growth of sales, the affect of economic conditions, the impact of operational improvements or cost reduction initiatives, operating margins and overall profitability. The forward-looking statements in this Prospectus, and others that we or our representatives make, are based on a number of assumptions and involve risks and uncertainties. Consequently, actual results could differ materially. The factors we describe under the heading “Risk Factors” are some, but not all, of the reasons that results could be different.

RISK FACTORS

     An investment in the shares offered hereby involves a significant degree of risk. In deciding whether to purchase the shares offered hereby, prospective investors should carefully consider all of the information contained in this Prospectus, including the following factors that may affect our current operations and future prospects.

Our ability to sell our services and products in the quantity we desire depends heavily upon the operations levels of our customers and the economic factors that affect them.

     Some of the primary markets for the products and services we sell are subject to cyclical fluctuations that generally affect demand for industrial and consumer durable goods produced by the users of manufacturing, repair operating and production, or MROP, supplies. Consequently, the demand for our services and products has been and will continue to be influenced by most of the same national, regional, or even international economic factors that affect the demand for and production of such goods. When our customers or prospective customers reduce their production levels in response to lower demand for their products, they have less need for MROP supplies and may delay or slow (or even cancel) orders for MROP products or services.

     The current economic environment continues to be adverse for many customers to whom we have historically sold larger amounts of MROP products and services. Specifically, customers in industries such as the aerospace and automotive industries have reduced production significantly during the first half of 2002. As a result, these customers have not needed our products at their historical levels and have therefore curtailed some purchases from us. Unless and until these economic conditions dissipate, our results of operations will continue to be adversely impacted.

Goodwill impairment has affected our financial results in 2002 and may unpredictably affect our financial results in the future.

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the SFAS No. 142. Other intangible assets will continue to be amortized over their remaining useful lives. We adopted SFAS No. 142 on January 1, 2002 and tested goodwill for impairment using the process prescribed in SFAS No. 142. As a result of this analysis, we recorded a non-cash charge of $50,347,000 as a cumulative effect of accounting change in the first quarter of 2002 associated with the adoption of SFAS No. 142.

     Future events could cause us to conclude that impairment indicators exist and that goodwill associated with any businesses we might acquire in the future may be impaired. Any additional resulting impairment loss could have a material adverse impact on our results of operations in any future period in which we record a charge for it.

Based on our perception of industry trends among MROP customers, we are dedicating significant resources to our FPS program, but we can not be certain that these initiatives will generate the growth we anticipate and desire.

     We have recently dedicated significant resources to promote our Flexible Procurement Solutions™, or FPS, program as a strategic area for future growth. In particular, we have redirected our sales and marketing efforts towards sales of broad-based services and products through this program, rather than towards sales of particular products. This focus is based on our perception of industry trends among users of MROP products for more comprehensive solutions to their MROP requirements. If the trends that we perceive do not continue to develop, flexible procurement solutions, or FPS, sales may not grow at the levels we anticipate and desire, and our results of operations could be affected.

     In addition, we may encounter unanticipated difficulties in retraining our sales and marketing personnel to focus more broadly on the sale of FPS services to our customers, rather than focusing exclusively or primarily on direct sales of MROP products. Such difficulties could delay our anticipated growth in FPS sales.

The delivery of our services requires highly skilled and specialized employees who are not easy to locate or replace.

     The timely provision of our high-quality services requires an adequate supply of skilled sales and customer service personnel, including the specialists whose expertise is an essential element of our customer-oriented, FPS program. Accordingly, our ability to implement solutions for our customers depends to a significant degree on our ability to employ the skilled personnel necessary to meet our marketing and servicing requirements. From time to time, we have experienced difficulty in attracting or retaining sufficient numbers of qualified personnel. As a result, our operating costs may be adversely affected by turnover in such positions. We cannot assure you that we will be able to maintain an adequately skilled sales and customer service force or that our labor expenses will not increase as a result of a shortage in the supply of such skilled personnel.

We rely heavily on our senior management and the expertise of management personnel.

     Our operations will depend for the immediate future on the efforts of our executive officers, division presidents, and our other senior management. Our business and prospects could be adversely affected if these persons, in significant numbers, do not perform their key roles as expected, and we are unable to attract and retain qualified replacements.

We continue to rely upon a variety of systems for our internal management information and related functions, which could adversely affect our operations until we can implement our regionalized management information technology system.

     Until we can fully implement our regionalized management information technology system, we will continue to utilize and be dependent upon a variety of decentralized information and operating systems for many functions, such as product ordering, financial reporting and analysis, and inventory control. We may experience delays, disruptions, and unanticipated expenses as a result of that situation, which could adversely affect our internal efficiency and our ability to service customers. In any event, we will not be able to achieve the full benefit of certain contemplated operating efficiencies and competitive advantages until we have fully implemented our regionalized management information technology system.

     The implementation of our regionalized management information technology system may involve several of our business units in simultaneous information technology conversions. We may experience difficulties in conjunction with these conversions, including difficulties with data conversion from existing systems and the flow and integration of information into the new financial systems. If such difficulties occur, we may experience delays, disruptions, and unanticipated expenses, which could adversely affect our internal efficiency and our ability to service customers in a regional area.

We rely on a variety of distribution rights granted by our suppliers to offer their product lines to our customers.

     For a substantial portion of our business, we depend on the collection of varied distribution arrangements with suppliers for certain product lines that have been established by our several operating subsidiaries in their respective geographic markets. A significant percentage of these current distribution arrangements are oral, and many of them can be terminated by the supplier immediately or upon short notice. The termination or limitation by any key supplier of its relationship with us could have a material adverse effect on our results of operations and financial condition.

Our industry is very competitive, both as to the number and strength of the different companies with which we compete and the business terms offered to potential customers.

     The industrial maintenance, repair, operating, and production supplies industry is highly competitive and features numerous distribution channels, including: national, regional, and local distributors; direct mail suppliers; Internet suppliers; large catalog warehouses; and manufacturers’ own sales forces. Many of our competitors are small enterprises who sell to customers in a limited geographic area, but we also compete against several large distributors that have significantly greater resources than we do. Competition with all of these distributors has increased as customers increasingly seek low-cost alternatives to traditional methods of purchasing and sources of supply by, among other things, reducing the number of their maintenance, repair, operating, and production suppliers.

     Competition in the MROP supplies industry may increase in other ways as well. First, other distributors are consolidating to achieve economies of scale and increase efficiencies. Second, new competitors, of which we are not currently aware, may emerge, further increasing competition.

     Other aspects of our industry also make it very competitive. For example, some of our competitors sell the same products we sell at lower prices than we offer. Moreover, we compete on the basis of our ability to design and implement Flexible Procurement Solutions that will enable our customers to achieve productivity improvements and reduce costs. We cannot assure you that we will be able to compete successfully.

The liquidity of our stock depends heavily on our continued listing with the New York Stock Exchange.

     In November 2001, we received official notice from the New York Stock Exchange (NYSE) that we were below its continued listing criterion that requires maintaining total market capitalization of not less than $15 million. In responding to the notice, we developed and shared with the NYSE a revision of our internal strategic initiatives that we expected would produce results that would address the market capitalization shortfall by achieving improved profitability. (The initiatives are part of our plan for conducting business, and are discussed in detail in our Annual Report on Form 10-K that is incorporated by reference into this prospectus.) In December 2001, the NYSE agreed to continue to list our common stock, for a probationary period that would end on or before June 2003 if we were not then in compliance with continued listing standards.

     As of June 28, 2002, our market capitalization exceed the $15 million minimum (it was $28.6 million) and we satisfied NYSE’s continued listing standards. We remain subject to the probationary period established by the NYSE, however, and so it is important that our operating performance continues to produce results that will sustain our market capitalization above the minimum level. If we are unable to do so, the NYSE could delist our stock, in which event the liquidity and the value of our shares could be adversely impacted.

Our credit facility includes financial covenants that restrict certain of our activities and impose a certain financial tests that we must meet in order to continue to borrow under the facility.

     The terms of our revolving credit facility restrict our ability to, among other things, incur additional indebtedness, pay dividends or make other restricted payments on investments, consummate asset sales or similar transactions, create liens, or merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all or our assets. The terms also contain covenants that require us to meet financial tests in order to continue to borrow under the facility and to avoid a default that might lead to an early termination of the facility. The most restrictive of these covenants, and our compliance with them, are described in Item 2 — Management Discussion and Analysis of Financial Condition and Results of Operations of our Quarterly Report on From 10-Q for the quarterly period ended March 31, 2002, which is incorporated herein by reference. We currently are in compliance with these restrictions and covenants and expect that we will continue to comply. If we were not able to do so, we could be materially and adversely affected, especially if we could not renegotiate with our current lenders or obtain a new credit facility on satisfactory terms.

Because Arthur Andersen LLP has not consented to be named in this prospectus, you may be unable to assert particular claims against it.

     After reasonable efforts, we have been unable to obtain the written consent of Arthur Andersen LLP to our inclusion of its report with respect to our consolidated financial statements for the years ended December 31, 2000 and 1999, as required by Section 7 of the Securities Act of 1933, as amended, and we have not filed that consent in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements and therefore your right of recovery under that section may be limited.

THE COMPANY

     Industrial Distribution Group, Inc. was formed in 1997 through a combination of industrial distribution companies. We are a nationwide supplier of maintenance, repair, operating, and production (MROP) products and services to manufacturers and other industrial users. We distribute a full line of MROP products specializing in cutting tools, abrasives, hand and power tools, coolants, lubricants, adhesives and machine tools, and we can supply virtually any other MROP product that a customer may require. We also provide — as a targeted and increasing portion of our business — an array of value-added services and arrangements, primarily through our Flexible Procurement Solutions™ program, that emphasize and utilize our specialized expertise in product applications and production process improvements.

     While continuing to provide direct sales of MROP products, we have targeted sales through our FPS program of services as the principal growth area for our business. We believe that our focus on and expansion of our FPS services are positioning IDG to address proactively the increasing demands of customers in our market for ways to reduce their overall MROP costs and enhance their operating efficiencies. We have the expertise and ability to analyze a customer’s acquisition, possession, and application processes for MROP products, and then to design and implement a customized program to streamline these processes and reduce their associated costs. The specific programs we design may include improving the customers’ production and procurement processes, standardizing the products they use, reducing the number of suppliers from which they purchase products, or developing integrated supply arrangements that outsource to us some or all of their MROP procurement and management functions.

     As part of a strategic reorganization to enhance coordination and improve internal efficiencies, we recently organized our operations into four regional divisions, with two ancillary business units that have a distinct industry focus. Each regional division is headed by a President who reports directly to our Chief Executive Officer. We serve 64 of the top 75 U.S. industrial markets and have an active presence in Mexico. We have more than 25,000 active customers (customers that purchased at least one item in the last 12 months), which include a diverse group of large and mid-sized national and international corporations, including Boeing, General Electric, Ford, Borg-Warner, and Stanley Tools, as well as many local and regional businesses.

     We had net sales of $514.4 million for the year ended December 31, 2001. Based on 2001 sales, we believe IDG is among the top 20 MROP providers and the top ten providers of MROP integrated supply services in the nation.

MATERIAL CHANGES — ADOPTION OF NEW ACCOUNTING PRINCIPLE

      In June 2001, the FASB issued SFAS No. 141 “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets,” effective for fiscal years beginning after December 15, 2001, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142, or the Statement, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their remaining useful lives.

      We adopted SFAS No. 142 on January 1, 2002. We tested goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step was a screen for potential impairment, while the second step measured the amount of the impairment, if any. Based on an independent appraisal firm’s valuation of the enterprise fair value using a combination of discounted cash flows, market multiples, and comparable transaction, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, we recorded a non-cash charge of $50,347,000 as a cumulative effect of accounting change in the first quarter of 2002 associated with the adoption of SFAS No. 142. We recorded a full valuation reserve of $3,148,000 against the deferred tax benefit resulting from this charge. For the quarter ended March 31, 2002, application of the nonamortization provisions of SFAS No. 142 resulted in a reduction of the net loss of approximately $322,000 or $0.04 per share. The application of the nonamortization provisions of SFAS No. 142 would have resulted in a reduction of the net loss of approximately $1,289,000, $1,289,000, and $1,241,000 or $0.15, $0.15, and $0.14 per fully diluted share for the years ended December 31, 2001, 2000, and 1999, respectively.

      The write-off of goodwill results from the use of a combination of fair value methods in assessment of fair value as required by SFAS No. 142. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill over the implied fair value of goodwill.

      A reconciliation of net income (loss) and earnings (loss) per common share, adjusted to exclude goodwill amortization expense, net of tax, for the periods prior to adoption and the cumulative effect of accounting change recognized in the current period, is as follows (in thousands, except share data):

	Three Months Ended
	March 31,		Year Ended December 31,

	2002	2001	2001	2000	1999

Net loss	$(50,192)	$(596)	$(1,358)	$(9,612)	$(1,889)

Amortization of goodwill, net of tax	—	322	1,289	1,289	1,241

Cumulative effect of accounting change	50,347	—	—	—	—

Adjusted net income (loss)	$155	$(274)	$(69)	$(8,323)	$(648)

Earnings (loss) per common share:

Basic:

Net loss	$(5.72)	$(0.07)	$(0.16)	$(1.11)	$(0.22)

Amortization of goodwill, net of tax	—	0.04	0.15	0.15	0.14

Cumulative effect of accounting change	5.74	—	—	—	—

Adjusted earnings (loss)	$0.02	$(0.03)	$(0.01)	$(0.96)	$(0.08)

Diluted:

Net loss	$(5.70)	$(0.07)	$(0.16)	$(1.11)	$(0.22)

Amortization of goodwill, net of tax	—	0.04	0.15	0.15	0.14

Cumulative effect of accounting change	5.72	—	—	—	—

Adjusted earnings (loss)	$0.02	$(0.03)	$(0.01)	$(0.96)	$(0.08)

Basic weighted average shares outstanding:	8,769,670	8,559,032	8,650,839	8,642,580	8,566,517

Diluted weighted average shares outstanding:	8,801,319	8,559,032	8,650,839	8,642,580	8,566,517

THE OFFERING

     This Prospectus relates to the proposed offer and sale by the selling shareholders, which are listed in the section called “Selling Shareholders,” of the shares that they currently own. We will not receive any proceeds from the sale by a selling shareholder of any shares. The selling shareholders will receive all such proceeds.

     As of July 31, 2002, there were issued and outstanding a total of 8,904,567 shares of our common stock.

SELLING SHAREHOLDERS

     The following table sets forth the names of the selling shareholders, the number of shares beneficially owned by each selling shareholder as of July 31, 2002, the percentage of our total outstanding common stock owned by each selling shareholder as of July 31, 2002 (unless such percentage is less than 1%), and the maximum number of shares that may be offered for sale by such selling shareholder pursuant to this Prospectus. An aggregate of 82,133 shares of common stock are covered for possible sale by the selling shareholders using this Prospectus. These shares were issued to the selling shareholders pursuant to a stock purchase agreement that was entered into in connection with our acquisition of L.D. Supply, Inc. on June 5, 1998. We will not receive any proceeds from any sale of the shares. Except as set forth in the footnotes to the table below, no selling shareholder has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

Beneficial Ownership as of July 31, 2002

	Total Number of	Total Number of	Percentage Owned	Percentage Owned
	Shares Beneficially	Shares Offered for	Before the	After the
	Owned(1)	Resale(1)	Offering(2)	Offering(3)

John D. Hamilton(4)	95,081	20,533	1.07%	*
Errol A. Luginbill(4)	110,224	25,667	1.24%	*
Ronald L. Phillips	47,459	10,266	*	*
David J. Schreiner(4)	140,993	25,667	1.58%	1.30%

*	Less than 1%

(1)	Includes all shares beneficially owned by the selling shareholder, whether or not registered hereunder. Only the shares registered hereunder, as shown in the adjacent column for each person, may be offered and resold by the selling shareholder pursuant to this Prospectus. There is no assurance, however, that any of the selling shareholders will sell any or all of such shares.

(2)	Each selling shareholder’s percentage was calculated by dividing the total number of shares outstanding as of July 31, 2002 (8,904,567) by each selling shareholder’s number of beneficially owned shares.

(3)	Assumes all shares registered hereunder are sold by the selling shareholder. Each selling shareholder’s percentage was calculated by dividing the total number of shares beneficially owned by such selling shareholder by the total number of shares outstanding as of July 31, 2002 (8,904,567).

(4)	In connection with the acquisition transaction in which we issued the shares to the selling shareholder, the selling shareholder entered into an employment agreement with a subsidiary of ours pursuant to which he provided certain services to the subsidiary three years from the closing date of the acquisition. Under each such employment agreement, the selling shareholder was paid an annual salary, was eligible for an annual bonus (subject to certain performance criteria), and was eligible for our benefits of the type generally provided to our similarly situated employees for comparable services. The selling shareholder is still employed by us, but we no longer have formal employment agreements with him in effect.

     The selling shareholders may offer and sell all or a portion of the shares from time to time, but are under no obligation to offer or sell any of the shares. Because the selling shareholder may sell all, none, or any part of the shares from time to time, no estimate can be given as to the number of shares that will be beneficially owned by the selling shareholder upon termination of any offering by them, or as to the percentage of our total outstanding common stock that the selling shareholder will beneficially own after termination of any offering.

     This Prospectus also covers possible sales by certain presently unknown persons who may become the record or beneficial owners of some of the shares as a result of certain types of private transactions, including but not limited to, gifts, private sales, and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom shares may be pledged as collateral to secure an obligation of a named selling shareholder. Each such potential transferee of a named selling shareholder is hereby deemed to be a selling shareholder for purposes of selling shares using this Prospectus. To the extent required by applicable law, information (including the name and number of shares owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this Prospectus.

PLAN OF DISTRIBUTION

     The shares may be offered and sold by or for the account of the selling shareholders (or their pledgees, donees, or transferees), from time to time as market conditions permit, on the NYSE, any other exchange on which the shares may be listed, over the counter, or otherwise, at prices and on terms then prevailing or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

•	an underwritten offering, subject to compliance with applicable disclosures concerning the identity and compensation arrangements of each firm acting as underwriter;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	transactions in options, swaps, or other derivatives (whether exchange listed or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing, or by any other legally available means.

     In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this Prospectus.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling shareholders and/or the purchasers of the shares for whom such brokers or dealers act as agents or to whom they sell as principals, or both, in amounts to be negotiated (which compensation as to a particular broker-dealer might be in excess of customary commissions). At the time a particular offer of shares is made by one or more of the selling shareholders, a Prospectus supplement, if required, will be distributed to set forth the aggregate number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the selling shareholders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers. The selling shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. There can be no assurance, however, that all or any of the shares will be offered by the selling shareholders. We know of no existing arrangements between any selling shareholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the shares.

     We will not receive any of the proceeds of any sale of shares by the selling shareholders. We will bear substantially all expenses of the registration of this offering under the Securities Act including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, fees of the NASD, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any. All underwriting discounts, selling commissions, and broker’s fees applicable to the sale of any shares will be borne by the selling shareholders or by such persons other than us as agreed by and among the selling shareholders and such other persons.

LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia.

EXPERTS

     The consolidated financial statements and schedule of Industrial Distribution Group, Inc. appearing in Industrial Distribution Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

     The consolidated financial statements and schedules as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 that are incorporated by reference in this prospectus and elsewhere in the registration statement from the Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the inclusion of its report in this prospectus, and we have not filed that consent in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, your ability to assert claims against Arthur Andersen may be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements and therefore your right of recovery under that section may be limited.

INCORPORATION BY REFERENCE AND AVAILABLE DOCUMENTS

     The SEC allows us to “incorporate by reference” information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this Prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this Prospectus and any accompanying Prospectus supplement. Any information so updated or superseded shall not be deemed, except as so updated or superseded, to be a part of this Prospectus. We incorporate by reference the following documents:

•	Annual report on Form 10-K for the fiscal year ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002; and

•	Form 8-A for registration of our common stock pursuant to Section 12(b) of the Exchange Act, filed on September 10, 1997.

     Any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares described in this Prospectus are sold or the offering of the shares covered by this Prospectus is terminated shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such document. We will provide you with free copies of any of these documents or any other documents that have been incorporated by reference in this Prospectus, without exhibits, unless an exhibit is incorporated into the document by reference, if you write us or call us at: Industrial Distribution Group, Inc., 950 E. Paces Ferry Road, Suite 1575, Atlanta, Georgia 30326, Attention: Investor Relations, telephone (404) 949-2100.

WHERE YOU CAN FIND MORE INFORMATION

     This Prospectus is part of a Registration Statement on Form S-3 that we have filed with the SEC covering the shares that the selling shareholders may offer for resale. This prospectus does not contain all of the information presented in the registration statement, and you should refer to the registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review copies of those documents filed as exhibits to the registration statement for more detail.

     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also obtain reports, proxy statements, and other information regarding issuers that file electronically with the SEC from the SEC’s Internet site (http://www.sec.gov).

LIMITATIONS ON AUTHORITY AND USE

     No dealer, sales person, or other individual has been authorized to give any information or to make any representations not contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in our affairs since the date hereof.

Industrial Distribution Group, Inc.

82,133 SHARES

COMMON STOCK

_______________________________

PROSPECTUS
_______________________________

August 8, 2002

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the issuance and distribution of the shares, other than underwriting discounts and commissions. All of the amounts shown are estimated, except the SEC registration fee, and relate to this Form S-3 only.

SEC registration fee	$20
Legal fees and expenses	$15,000
Accounting fees and expenses	$11,200
Miscellaneous expenses	$3,880

Total	$30,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, liability of a director may not be limited (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (4) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of our Certificate of Incorporation is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (1) through (4) above. This provision does not limit or eliminate the rights of us or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care.

     In addition, under our Certificate of Incorporation and Article Eight of our Bylaws, we indemnify our directors, officers, employees, and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity or was serving at our request as a director, officer, employee, or agent of another entity. In addition, we have entered into indemnification agreements with our directors and executive officers.

     Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description of Exhibit

4.1	—	Form of Common Stock Certificate of the Company (filed as Exhibit 4.1 of the Company’s Registration Statement on Form S-1 (File No. 333-36233) filed with the Commission, is hereby incorporated by reference)
*5.1	—	Opinion of Kilpatrick Stockton LLP, counsel to the Company
*23.1	—	Consent of Kilpatrick Stockton LLP, counsel to the Company (included in Exhibit 5.1)
**23.2	—	Consent of Ernst & Young LLP
23.3	—	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act)
*25.1	—	Powers of Attorney of certain officers and directors of the Company (included on the signature pages of the Registration Statement)

*	Previously Filed.
**	Filed Herewith.

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ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 8, 2002.

INDUSTRIAL DISTRIBUTION GROUP, INC.

By: /s/ Andrew B. Shearer Andrew B. Shearer, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this amendment no. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the 8th day of August 2002.

Signature	Title

/s/ Andrew B. Shearer Andrew B. Shearer	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Jack P. Healey Jack P. Healey	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Richard M. Seigel	Chairman of the Board of Directors

* David K. Barth	Director

* William J. Burkland	Director

* William R. Fenoglio	Director

* William T. Parr	Director

* George L. Sachs, Jr.	Director

* By: /s/ Jack P. Healey as attorney-in-fact

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